Exhibit 21


                  UAL Corporation Subsidiaries


                            Place of
Subsidiary               Incorporation    Business Name

Air Wis Services, Inc.     Wisconsin      Air Wis Services, Inc.

Four Star Insurance        Bermuda        Four Star Insurance
  Company, Ltd.                             Company, Ltd.

UAL Leasing Corporation    Delaware       UAL Leasing Corporation

United Air Lines, Inc.     Delaware       United Air Lines, Inc.